Exhibit 99.1

Consent of Independent Accountants

We hereby consent to the inclusion in the Provident Energy Trust’s Annual Report on Form 40-F for the year ended December 31, 2002 of our audit report dated March 10, 2003, on the consolidated balance sheets of Provident Energy Trust as at December 31, 2002 and 2001 and the consolidated statements of operations and accumulated income (loss) and cash flows for the year ended December 31, 2002 and for the period March 6, 2001 to December 31, 2001.

Chartered Accountants
Calgary, Alberta
March 10, 2003

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